UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: March 31, 2018 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number __001-36701_______________

Fifth Street Asset Management Inc.

(Exact name of registrant as specified in its charter)

777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830, (203) 681-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 7

Pursuant to the requirements of the Securities Exchange Act of 1934 Fifth Street Asset Management Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2018	/s/ Bernard D. Berman____________________
Name: Bernard D. Berman
Title: President